Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

June 11, 2013

Mr. Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Selway Capital Acquisition Corporation Current Report on Form 8-K Filed April 16, 2013 File No. 000-54527

Dear Mr. Riedler:

On behalf of our client, Selway Capital Acquisition Corporation, a Delaware corporation (the “Company”), we hereby provide responses to comments issued in a letter dated May 13, 2013 (the “Staff’s Letter”) regarding the Company’s current report on Form 8-K (File No. 000-54527) (the “Form 8-K”) and addressed to Gary Sekulski. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 3 to the Form 8-K (the “Amended 8-K”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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A limited liability partnership including professional corporations

Mr. Jeffrey P. Riedler U.S. Securities and Exchange Commission June 11, 2013 Page 2

Form 8-K Filed April 16, 2013

Competitive Strengths, page 8

1.	We note that you have a partnership with Argus, one of the largest adjudicators of drug claims in the U.S., to negotiate on your behalf and provide your members with access to approximately 95% of the pharmacies in the United States. Please revise your disclosure to provide the material terms of any agreement you have with Argus including, the parties’ rights and obligations, payment provisions, duration and termination provisions. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 8 of the Amended 8-K to include a summary of the material terms of the Company’s agreement with Argus. Promptly subsequent to this submission, the Company will be seeking confidential treatment under Rule 24b-2 and 17 C.F.R. § 200.80 with respect to certain portions of the agreement with Argus. A copy of the agreement excluding the portions for which confidential treatment is being requested is filed as Exhibit 10.18 to the Amended 8-K.

Existing Programs, page 9

2.	We note that in early 2012, you executed your first agreement with a regional health benefits provider, whereby you created a privately labeled PBM product to sell to the provider’s clients in New York and New Jersey. We also note your disclosure on page 27 that you signed up almost $9 million of annualized revenue from this partnership. Please revise your disclosure to identify the regional health benefits provider with which you have partnered and describe the private label PBM product, including how this product varies from your other products.

COMPANY RESPONSE: Company has not disclosed the name of the regional health benefits provider because the agreement was made in the ordinary course of the Company’s business and the Company is not substantially dependent on the agreement. Please see the response to comment 3.

The Company’s private label product is the same as the Company’s other PBM products, except that it is in the name of the regional health benefits provider. In other words, other than what the product is called, there is no difference between this product and the Company’s other PBM products.

Mr. Jeffrey P. Riedler U.S. Securities and Exchange Commission June 11, 2013 Page 3

3.	On page 21, you disclose that if your relationship with the regional health benefits provider for your private label PBM product ends, it would severely limit your growth. Accordingly, please disclose the material terms of any agreement you have with this provider, including the parties’ rights and obligations, payment or profit sharing provisions, duration and termination provisions. In addition, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

COMPANY RESPONSE: The Company believes that this agreement is entered into in the ordinary course of its business because it is the type of contract that ordinarily accompanies the kind of business conducted by the Company and its subsidiaries, and because the agreement: (i) does not relate to any directors, officers, promoters, voting trustees, or security holders named in the Amended 8-K; (ii) is not an agreement upon which the Company’s business is substantially dependent; (iii) does not relate to the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; and (iv) is not a material lease under which a part of the property described in the Amended 8-K is held by the Company.

With respect to paragraph (ii) above, although the agreement accounted for $9 million of the Company’s revenue in 2012, the Company does not believe that it is substantially dependent on the agreement since it accounted for less than 1/3 of the Company’s revenue in 2012 and is expected to account for significantly smaller percentage of the Company’s revenue in 2013. In addition, although the termination of the agreement would limit the Company’s growth, the Company does not believe that the failure to retain this business would result in the Company ceasing operations, merely curtailing its operations related to that business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations New Client Acquisition and Launch of Partnership with Healthcare Management Companies, page 27

4.	You disclose here in and in other sections of the filing HCCA’s annualized revenues. This measure appears to be a non-GAAP measure. Please revise your disclosure to balance this measure with HCCA’s revenues under GAAP and a statement disclosing the reasons why management believes the disclosure of this non-GAAP financial measure provides useful information to investors regarding HCCA’s financial condition and results of operations. Please refer to Rule 10(e) of Regulation S-K.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made in the Amended 8-K to change references from “annualized” revenue to annual revenue to avoid the implication that the Company is referencing a non-GAAP measure. The Company only wishes to indicate the estimated revenue from the contract on a yearly basis.

Adjusted EBITDA, page 30

5.	You have labeled the DataRx pending litigation charges as “one-time” but these charges have been incurred in each of the last two years. Please explain to us why the elimination of these charges is appropriate under Rule 10(e)(1)(ii)(B) of Regulation S-K.

Mr. Jeffrey P. Riedler U.S. Securities and Exchange Commission June 11, 2013 Page 4

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 37 of the Amended 8-K to clarify that HCCA defines Adjusted EBITDA as earnings before interest, taxes, depreciation, and amortization as well as stock-based compensation expense, charges related to the DataRx litigation and one-time, non-recurring items.

Critical Accounting Policies and Estimates, page 32

6.	Your disclosure appears to duplicate the disclosure of your accounting policies in the notes to the financial statements. As noted in Section V of FR-72, disclosure of critical accounting estimates should supplement the description of accounting policies already disclosed in the notes to the financial statements and provide greater insight in the quality and variability of information regarding financial condition and operating performance. Further, your disclosures should address material implications of uncertainties associated with the methods, assumptions, and estimates underlying the company’s critical accounting measurements. Please revise your disclosure to meet the guidance in Release FR-72.

COMPANY RESPONSE: Changes in response to the Staff’s comments have been made on page 39 of the Amended 8-K to provide a supplemental description of the accounting policies disclosed in the notes to the financial statements in accordance with Release FR-72.

Description of Securities, page 43

7.	We note that you have incorporated by reference this disclosure from your Form S-1 (Registration No 333-172714), as amended. It does not appear that the incorporated disclosure is consistent with all other disclosures throughout your Form 8-K. Please revise your prior disclosure for your updated capitalization.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made in the Amended 8-K under the heading “Description of Securities” to make such disclosure consistent with the balance of the Amended 8-K by removing disclosure that is no longer relevant and providing disclosure relating to securities issued in connection with the Merger.

Accounting Treatment, page 47

8.	Please revise your disclosure to describe the accounting treatment of the HCCA acquisition here and not cross reference to the disclosure in Exhibit 99.2

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page of the Amended 8-K.

Mr. Jeffrey P. Riedler U.S. Securities and Exchange Commission June 11, 2013 Page 5

Exhibit 99.2
Unaudited Condensed Combined Pro Forma Financial Information

General

9.	You disclose in the introductory section that the historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the business combination. Please revise your disclosure to identify the specific events included in the pro forma presentation.

COMPANY RESPONSE: Selway Capital Acquisition Corporation was a shell corporation as defined under Rule 12b-2 of the Exchange Act at the time of the business combination, and the business combination of the Company and HCCA is being accounted for as a reverse recapitalization of HCCA. Changes in response to the Staff’s comment have been made to Exhibit 99.2 to identify the reverse recapitalization, the raise of additional capital at closing of the acquisition, and the pro-forma effects of the contemplated tender offer of SCAC shares if none of the existing shareholders tender and if the maximum number as defined in the initial public offering tender.

10.	You disclose in the Form 8-K that you intend to commence a tender offer for all the outstanding Selway Series B shares within 30 days after the closing of the merger. Considering this tender offer has not commenced it appears to be a transaction contemplated by management after the acquisition. Please explain why it is appropriate to include additional columns in the pro forma financial statements for the tender offer. Also, please tell us if the tender offer is probable under Rule 11(a) of Regulation S-X.

COMPANY RESPONSE: The Company was required to commence the tender offer within 30 days of the closing of the merger in accordance with its Amended and Restated Certificate of Incorporation, the Merger Agreement and the Company’s initial public offering prospectus dated November 7, 2011. These same documents require the Company to complete the tender offer by August 7, 2013 (21 months from the date of the consummation of the Company’s IPO). Accordingly, the Company believes the tender offer was probable at the time of the filing of the Form 8-K under Rule 11(a) of Regulation S-X and material, and, therefore, including the related columns in the pro forma financial statements is appropriate. The Company believes that this presentation is important because it allows its shareholders to understand the impact of the redemption and the tender offer’s effect on the Company’s condensed combined balance sheet. The Company further notes that its initial public offering prospectus includes disclosure that the Company would provide this pro forma information in the disclosure materials provided at the time of the acquisition transaction. The Company commenced the tender offer on May 10, 2013.

Notes to the Unaudited Condensed Combined Pro Forma Financial Information

11.	Please revise to disclose the accounting treatment of the merger with Healthcare Corp of America and your basis for this accounting treatment. For example, it is not clear if the acquisition is a reverse acquisition, reverse recapitalization or a forward business combination. Also, clearly disclose the percentage of voting equity interest acquired by HCCA shareholders in the Merger and how the acquisition will impact your historical financial statements going forward.

Mr. Jeffrey P. Riedler U.S. Securities and Exchange Commission June 11, 2013 Page 6

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to Exhibit 99.2 to clarify that the business combination of the Company and HCCA is being accounted for as a reverse recapitalization of HCCA, since the Company was a shell corporation as defined under Rule 12b-2 of the Exchange Act. HCCA is the accounting acquirer in this transaction due to the following factors:

1.	HCCA’s management pre-closing is the same as the management post-closing;

2.	The members of the board of directors pre-closing represent the majority of directors post closing, with one Selway director being added; and

3.	The majority of shares post-closing are still owned by HCCA shareholders, who will represent 60% of Selway shares outstanding, if all shares subject to conversion in our post-closing tender offer actually convert to Series C (non-redeemable) common shares, and 65% of Selway shares outstanding if all shares subject to conversion do not convert to Series C shares and just opt to receive their pro rata cash in trust at the time of the post-closing tender offer. Estimates of HCCA’s ownership do not include shares underlying warrants held by public investors and the Selway sponsors or the restricted shares held by management. However, HCCA shareholders would still have 51% of Selway shares post-closing when including shares underlying warrants and restricted shares and assuming all Series A shares convert to Series C shares, and 54% of Selway shares post-closing if all shares subject to conversion do not convert to Series C shares and opt to receive their pro rata cash in trust at the time of the post-closing tender offer.

12.	Regarding the percentage of ownership acquired by HCCA shareholders in the Merger, please provide us with a list of each issuance of Selway Series C common stock that reconciles to the total issued and outstanding shares of 9,368,494 disclosed in the Form 8- K. In your schedule identify the amounts issued and outstanding prior to the Merger, amounts related to the Merger and amounts related to other transactions.

COMPANY RESPONSE: Attached as Schedule A is a reconciliation of the number of Series C Shares outstanding prior to the Merger and the number of Series C Shares disclosed in the Amended 8-K.

Mr. Jeffrey P. Riedler U.S. Securities and Exchange Commission June 11, 2013 Page 7

13.	Please revise your notes to the unaudited pro forma condensed financial statements such that the disclosures are sufficiently detailed to understand your basis for each adjustment and how each adjustment was computed. For example:

•	It is not clear how the amounts disclosed in Notes 1 and 2 are computed and the basis for each adjustment. Please revise your disclosures, accordingly.

•	Also, it appears that certain adjustments are combined on the face of the pro forma financial statements. Please revise so that each adjustment disclosed in the notes is easily cross-referenced to the business combination adjustments column of the pro forma financial statements.

•	In addition, you disclose the present value of sellers’ notes in Notes 1 and 3. Please disclose your basis for recording the amounts at present value under ASC 805 and disclose the methodology and assumptions used in your calculation.

•	Where you disclose that a revaluation was performed or disclose the value of an instrument, please describe your basis for the revaluation or value and show the methodology and assumptions used in determining the valuation.

We may have further comments after reviewing your revised disclosures in the pro forma financial statements and related notes.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to Exhibit 99.2.

14.	Refer to your disclosure in Notes 4 and 5. Please revise your disclosure, and explain to us, how these transactions are directly attributable to the Merger and expected to have a continuing impact as required by Article 11 of Regulation S-X.

COMPANY RESPONSE: Notes 4 and 5 have been renumbered as Notes 10 and 11 in Exhibit 99.2. Changes in response to the Staff’s comment have been made to Exhibit 99.2 to explain that the Company believes that these disclosures are directly attributable to the Merger because they are events described in the Company’s initial public offering prospectus and required to occur subsequent to the Merger. These events will have a continuing impact on the Company as it discloses the minimum and maximum impact of the tender offer of the Company’s shares required to be disclosed in the Company’s initial public offering prospectus.

15.	Please disclose the accounting treatment of the earnout payment shares and 1.5 million restricted shares disclosed in the introductory section.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to Exhibit 99.2 to disclose that the 1,500,000 restricted shares are being treated as stock based compensation on the date of closing. These shares are being held in escrow and will be released over time, but are deemed earned. The earnout payment shares are deemed to have no value at the closing, based upon the terms and conditions necessary for the shares to be earned.

Mr. Jeffrey P. Riedler U.S. Securities and Exchange Commission June 11, 2013 Page 8

Notes to Unaudited Pro Forma Condensed Combined Income Statement

16.	Please revise your disclosure in Note 1 to explain what is meant by the term “transaction price per share” and your basis for using this price as it relates to your accounting treatment of the restricted shares.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to Exhibit 99.2 to define the value of the shares used in Note 1 to read as follows:

“To reflect stock-based compensation to HCCA management related to the 1,500,000 shares of SCAC that were granted at the merger but are being held in escrow, at a price per share of $7 per share, which is the price per share at which Series C shares were purchased by investors at the time of the business combination.”

17.	Please revise Note 2 to clarify that the adjustment is based as if the notes were in place at the beginning of 2012.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to Exhibit 99.2 to clarify that the adjustment is based as if the notes were in place at the beginning of 2012.

18.	Please refer to Note 3. Please explain to us the consideration given to the escrowed shares in your calculation of basic net loss per share.

COMPANY RESPONSE: Although these shares are in escrow and are to be released in increments of 500,000 per year starting in 2013, the shares are issued and not contingent on any specific metric or action of the holder. Changes in response to the Staff’s comment have been made to Exhibit 99.2 to revise the Company’s share count used to calculate pro forma net loss per share to include all 1,500,000 of these shares.

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Mr. Jeffrey P. Riedler U.S. Securities and Exchange Commission June 11, 2013 Page 9

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

Loeb & Loeb LLP

Mr. Jeffrey P. Riedler U.S. Securities and Exchange Commission June 11, 2013 Page 10

Schedule A

Transaction (Holder)	Number of Shares
Series A Shares
Series A Shares Outstanding Prior to Merger	2,000,000
Series A Shares cancelled and converted to Series B Shares	(839,965)
Series A Shares cancelled and converted to Series C Shares
Steve Oliveira	(499,000)
Wolfson Group	(165,049)
Bulldog Investors	(495,986)
(1,160,035)
Total Series A Shares Cancelled in connection with the Merger	(2,000,000)
Series A Shares Outstanding Post-Merger	-

Series B Shares
Series B Shares Outstanding Prior to Merger	-
Series B Shares issued upon conversion of Series A Shares in the Merger	839,965
Series B Shares Outstanding Post-Merger	839,965

Series C Shares
Series C Shares Outstanding Prior to Merger	500,000
Series C Shares issued upon conversion of Series A Shares in Merger	1,160,035
Series C Shares issued upon cancellation of Founder Warrants	100,000
Series C Shares issued as consideration in the Merger	5,200,000
Series C Shares issued as Management Incentive Shares	1,500,000
Series C Shares issued to Chardan Capital for Advisory Services	335,000
Series C Shares issued to the Bridge Financing Noteholders	908,459
Total Series C Shares Issued in connection with the Merger	9,203,494
Series C Shares Outstanding Post-Merger	9,703,494

Total Shares of Common Stock Post-Merger (All Series)	10,543,459